Exhibit 99.1

Abits Group to Hold Annual Meeting of Shareholders on December 10, 2024

Hong Kong, October 15, 2024 (GLOBE NEWSWIRE) – Abits Group Inc (the “Company”) (NASDAQ: ABTS), a company engaged in the bitcoin mining and related service business, today announced that the Company’s 2024 annual meeting of shareholders will be held on December 10, 2024 at 11:00 A.M., Hong Kong Time (10:00 P.M., Easter Time, on December 9, 2024), at Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China. Shareholders as of the record date, close of business on October 23, 2024, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before its annual meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that October 23, 2024 should be the deadline for receipt of proposals. Such proposals by mail should be delivered to: Abits Group Inc, Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China, Attention: Corporate Secretary. Proposals by email should be sent to: yf@abitgrp.com.

About Abits Group Inc

Abits Group Inc (formerly Abits Group Inc), a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Abits Group Inc is a new generation digital company, with self-mining operations in the State of Tennessee through a wholly owned subsidiary, ABIT USA, Inc.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Oral forward-looking statements. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of China’s credit industry, especially the expected growth of China’s online lending platform; market-oriented and credit products and The demand and acceptance of services; and the ability of credit to attract and retain borrowers and lenders in the market; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com